Exhibit 99.1

150 East 58th Street, 20th Floor New York, NY 10155

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

www.dgipl.com

Recon Technology Regains Compliance with Nasdaq Listing Requirements

NEW YORK, Jan. 15, 2020 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON) ("Recon" or the "Company") today announced that it received notice from the Nasdaq Listing Qualifications department of The Nasdaq Stock Market LLC ("NASDAQ") on January 13, 2020 indicating that the Company has regained compliance with the $1.00 per share minimum bid price requirement under NASDAQ Listing Rule 5550(a)(2) (the "Bid Price Rule") for continued listing on The NASDAQ Capital Market. Accordingly, the Company has regained compliance with the Bid Price Rule and NASDAQ considers the matter closed.

About Recon Technology, Ltd.

Recon Technology, Ltd. (RCON) is China's first non-state-owned oil and gas field service company listed on NASDAQ. Recon supplies China's largest oil exploration companies with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measures for increasing petroleum extraction levels, reducing impurities and lowering production costs. Since 2017, the Company has expanded its business operations into other segments of the broader energy industry including electric power, coal chemicals, renewable energy and environmental protection in the energy and chemical industries. Through the years, Recon has taken leading positions on several market segments of the oil and gas field service industry. Recon also has developed stable long-term cooperation relationships with its major clients, and its products and service are well accepted by clients. For additional information please visit: www.recon.cn.

Safe Harbor Statement

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

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150 East 58th Street, 20th Floor New York, NY 10155

Tel: +1 (646) 801-2803 | Fax: +1 (212) 601-2791

www.dgipl.com

IR contact:

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: RCON@dgipl.com

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